Santiago, November 21, 2003


Mr. Alejandro Ferreiro Yazigi
Superintendente de Valores y Seguros
Present.

Re.:  Coca-Cola Embonor S.A.
      Securities Registry N(0)622
      Notification of "ESSENTIAL FACT"


To whom it may concern:

In accordance with the provisions of article 9(0) and section 2(0) of article 10 of the Securities Market Law N(0)18.045 and section II of the General Rule N(0)30 of your Superintendency, hereby we notify as an ESSENTIAL FACT the following:

Coca-Cola Embonor S.A. has received a buying offer from Corporacion Jose R. Lindley S.A. for acquiring the total participation of our Company in the Peruvian affiliate Embotelladora Latinoamericana S.A.

Coca-Cola Embonor S.A. is analyzing the contents, terms and conditions of the aforesaid offer.

Truly yours,



                                        /s/ Andres Vicuna Garcia-Huidobro
                                          Andres Vicuna Garcia-Huidobro
                                                 General Manager
                                             Coca-Cola Embonor S.A.


c.c.:  Bolsa de Comercio de Santiago, Bolsa de Valores
       Bolsa Electronica de Chile, Bolsa de Valores
       Bolsa de Corredores, Bolsa de Valores